W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

August 3, 2017

SENT VIA ELECTRONIC MAIL

(blocks@sec.gov)

Ms. Susan Block

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Mailstop 3561

Washington, D.C. 20549

Re: Green Vision Biotechnology Corp.

Form 8-K

Filed May 12, 2017

File No. 000-55210

Dear Ms. Block:

I have been asked by our client, Green Vision Biotechnology Corp. (the “Company”), to respond on its behalf to your correspondence dated June 7, 2017. As a result of such correspondence, the Company has filed Amendment No. 2 to its Form 8-K dated May 12, 2017 (the “Amendment”).

Please find the Company’s responses to your comments as follows:

Comment 1:

General

1.      Please provide interim financial information statements of Lutu International Biotechnology Limited for the quarterly period ended March 31, 2017 and revise your operating results discussions beginning page 70 accordingly in the next amendment to Form 8-K. Refer to Rule 8-08 of Regulation S-X.

Response to Comment 1:

The Company believes that at the time the Form 8-K was filed on May 12, 2017, the financial statements referenced in Comment No. 1 were not due or otherwise required to be filed. Nevertheless, the Company has included the financial statements noted by this Comment in the Amendment.

Booth Udall Fuller, PLC | 1255 W. Rio Salado Pkwy., Ste. 215 | Tempe, AZ 85281 | P: 480.830.2700

www.BoothUdall.com

Ms. Susan Block

U.S. Securities and Exchange Commission

Comment 2:

Contractual Arrangements with the Lutu Group and Able Lead, page 5

2.      We note that you discuss the Contractual Arrangements between you and Lutu Group and Able Lead and have included these exhibits. Please also discuss and file as exhibits any other material documents related to Lutu International’s VIE structure or advise.

Response to Comment 2:

The Company does not believe that there are any VIE arrangements between Lutu International and its subsidiaries and therefore there should be no documents to be filed, other than those attached to the original Super 8-K. The VIE agreements were all entered into between Able Lead, Lutu International and the Company with the practical effect of the Company controlling Lutu International through contracts. On the lower level, Lutu International controls all of the subsidiaries through 100% shareholding instead of contractual agreements as demonstrated in the diagram on the page 7 of the Amendment (and page 7 of the original Super 8-K) under the heading “Changes Resulting from the Investment Transaction”.

Comment 3:

Risk Factors, page 48

3.      We note that in January 2015 the Ministry of Commerce of China released a discussion draft of proposed legislation, for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. Please provide a separate risk factor discussing, if material, the discussion draft, including how the proposed changes may impact your VIE structure and the uncertainty which may impact the legality of variable interest entity structures as they relate to foreign investment.

Response to Comment 3:

The conventional “VIE model” in China relates to agreements entered into between an offshore holding company and an onshore company in China. The Company’s “VIE” structure is different in that agreements in its case are entered between the US parent company, a BVI company and a Cayman company. This major difference from the conventional VIE model makes the Company’s structure not affected by the new Chinese legislation as Chinese legislation would have no jurisdiction over the contractual arrangements entered between foreign companies. Hence, the 2015 proposed legislation for overhauling Chinese foreign investment laws is not applicable to the Company’s VIE structure. Further and importantly, the governing law of the VIE agreements as stated are Hong Kong SAR laws instead of Chinese law.

Therefore, the Company is of the opinion that the proposed legislation regarding foreign investment laws in China does not affect our VIE structure.

Ms. Susan Block

U.S. Securities and Exchange Commission

Comment 4:

If Able Lead cannot repay the Outstanding Loan, page 53

4.      Please further describe the consequences to you if the loan is not paid off, as it appears the escrow may continue for a year, during which time it appears you will be operating as the new entity.

Response to Comment 4:

The Company has added disclosure to the risk factor referenced above in the Amendment that describes the consequences if the loan is not paid off.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.